Prestige Wealth Inc.

May 10, 2019

Via Edgar

Ms. Pamela A. Long

Assistant Director

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Prestige Wealth Inc.

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted April 11, 2019

CIK No. 0001765850

Dear Ms. Long:

This letter is in response to the letter dated April 24, 2019, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Prestige Wealth Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Draft Registration Statement on Form F-1 (“Draft Amendment No. 2”) is being submitted confidentially to accompany this letter.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1. We note your revised offering structure includes underwriters’ warrants. Please revise footnote (1) to also disclose the price at which these warrants will be exercisable and that they may be exercised immediately on a cashless basis.

In response to the Staff’s comment, we revised footnote (1) to the cover page to disclose the price at which these warrants will be exercisable and that they may be exercised on a cashless basis after six months following the closing of our initial public offering.

Prospectus Summary

Overview

Our Wealth Management Services, page 1

2. We note your revisions in response to comment 2, including that savings plans were the basis for substantially all of your revenues in your most recently completed fiscal year. Accordingly, please also:

●	Revise to expand upon the material terms of the “guaranteed bonus” and “nonguaranteed bonus” of the savings plans that you facilitate;

In response to the Staff’s comment, we revised the disclosure on pages 2 and 59 of Draft Amendment No. 2.

●	Disclose the degree to which a client’s business is implicated or required, given your revised disclosure on page 49 that these savings plans “are generally classified as a long-term business insurance policy;”

In response to the Staff’s comment, we revised the disclosure on page 50 of Draft Amendment No. 2.

●	Disclose that you do not receive any referral fees between origination and referral, consistent with your response to comment 2;

In response to the Staff’s comment, we revised our disclosure on pages 2 and 59 of Draft Amendment No. 2 to indicate that no referral fees are received by us between origination and the first renewal following origination, which typically is the first anniversary date following policy origination, or between each annual renewal that follow during the term of a policy.

●	Explain to us how 10% of your referral fees were due from renewal premiums in light of the foregoing, as well as your revised disclosure that your clients only purchased savings plans with five year terms (or longer) in fiscal year ended September 30, 2018, and that you do not appear to have generated any revenues from wealth management in the fiscal year ended September 30, 2017; and

We started engaging clients and providing services to clients in the fiscal year ended September 30, 2017 without generating referral fee revenues during such fiscal year.

During fiscal year 2017, four of our wealth management clients subscribed to four savings plans with policy dates in August 2017 and one critical illness insurance plan with a policy date in April 2017. The policy date is the date written on the policy. These policies renew on an annual basis on each anniversary date of the policy date until the policies expire. Meanwhile, the applicable free-look period only starts running from the date the policy is approved by the applicable insurance company. Accordingly, we recognize referral fees revenue related to the origination of insurance policies only after the relevant free-look periods are completed, following the approval of the applicable insurance company. While the one critical illness insurance plan our client subscribed to in 2017 has a policy date in April 2017, the free look period for that policy only expired in fiscal year 2018 following the approval of the applicable insurance company (because such approval may take a certain amount of time, the policy date may be dated back up to six months prior to the approval of the insurance company), and we recognized origination-related revenue for this one policy in fiscal year 2018 accordingly. For the four savings plans with policy dates in August 2017, the free look periods also expired in fiscal year 2018, and we recognized origination-related revenue in fiscal year 2018 accordingly.

Additionally, we note that in the insurance industry in Hong Kong, “policy renewal” refers, for the insurance products that our clients purchase, to the payment of annual premiums following the date of policy origination for the remaining term of the policy. Such “policy renewal” immediately follows each anniversary date of the policy date during the term of such policy. Upon payment of the renewal premium, we are entitled to receive referral fees that are recognized on the date that such renewal premiums are paid.

The renewals for these four savings plans occurred in August 2018 and the one critical illness insurance plans occurred in April 2018, and therefore we recognized renewal-related revenue in fiscal year 2018 as well.

As such, with respect to the five policies above, both the referral fee revenues related to origination and renewal were recognized within a 12-month period during the fiscal year ended September 30, 2018.

●	Revise to substantiate your belief that your wealth management and asset management services are complimentary in light of your revised disclosures that your AUM of your two funds decreased from your last fiscal year “mainly due to clients’ redemption” which coincided with the inception and growth of your wealth management services.

In response to the Staff’s comment, we revised our disclosure on pages 1, 31 and 56 of Draft Amendment No. 2 in order to clarify that our wealth management services and asset management services cater to different objectives of our clients who allocate their funds according to their objectives through asset investment or wealth management products such as insurance, and that we believe that these two services do not compete with each other. We also note that we included additional disclosure on page 56 of Draft Amendment No. 2 regarding our belief that our two lines of service do not compete with each other.

Our Asset Management Services, page 2

3. We note your revisions in response to comment 4, including on page 34. Please revise to also address each fund separately, both for the year ended September 30, 2018 and since establishment, and provide an overview of the material features of each fund. In this regard we note the different investment approaches for each fund; that PGA accounted for approximately 88% of your two funds’ aggregate AUM as of September 30, 2018; that PGA had a net return as compared to SP1’s net loss; and that you intend to close SP1 when all funds in SP1 are redeemed and are no longer seeking additional subscriptions to SP1.

In response to the Staff’s comments, we revised the disclosure on pages 3 and 35 of Draft Amendment No. 2 to address each fund separately, both for the year ended September 30, 2018 and since establishment, and provide an overview of the material features of each fund.

Business

Competitive Advantages

Significant Client Satisfaction and High Client Retention, page 53

4. We note your revisions in response to comment 20 that approximately 26% of your wealth management clients purchased multiple insurance policies through the fiscal year ended September 30, 2018. Please also quantify the number of clients for which this applies (i.e., 5 out of 19) and disclose the number and proportion of clients who purchased insurance policies on multiple occasions, not just multiple policies, given that you are presenting this information as evidence of your client satisfaction with your services and the brokers you introduce. Please further disclose, if true, that approximately 30% (or 8 of 27) of your wealth management clients for the fiscal year ended September 30, 2018 did not purchase any insurance policies, or explain to us why this is not similarly reflective of your client satisfaction with your services and the brokers you introduce.

In response to the Staff’s comments, we revised the disclosure on page 54 of Draft Amendment No. 2. Three out of the five clients had purchased insurance policies on multiple occasions. Eight of our 27 clients for the fiscal year ended September 30, 2018 did not purchase any insurance policies because these eight clients are asset management clients only.

Access to Highly Desirable but Scarce Products and Services, page 54

5. Please further revise, consistent with response to comment 21, to explain why the “relatively rarer insurance policies” are not available from all insurance brokers but are available from the insurance brokers that you have selected. With respect to your asset management services, please revise to clarify why the factors that you identify as limiting individual investment in these U.S. and E.U. hedge funds do not apply to investments made through your funds (e.g., an individual investor’s background check is performed by you or is not required, etc.).

In response to the Staff’s comments, we revised the disclosure on page 55 of Draft Amendment No. 2.

Related party Transactions

Material Transactions with Related Parties

Amounts due from related parties, page 75

6. We note your revisions in response to comment 8 as well as Ms. Zhao’s acknowledgement letter dated January 31, 2019 attached as Exhibit 10.14. Please revise to disclose the largest amount outstanding during the period covered, i.e. $3,249,528. Refer to Item 7.B.2. of Part I of Form 20-F for guidance.

In response to the Staff’s comments, we revised the disclosure on page 75 of Draft Amendment No. 2.

7. We note your response and revisions in response to comment 7. Please revise to discuss the reasons for the extended repayment schedule as agreed upon between the parties, as well as your decision not to charge interest on the amounts outstanding, given that the outstanding balance is “due upon demand.” Please also revise to disclose whether there are any penalties associated with Ms. Zhao failing to pay all of the amounts due by May 15, 2019, the mechanisms which you could use to enforce such obligations, if any, and the potential material conflicts you may confront in deciding to enforce these obligations given Ms. Zhao’s relationship with your controlling shareholder. Lastly, please update us on Ms. Zhao’s progress in repaying all amounts due prior to the filing of your registration statement.

In response to the Staff’s comments, we revised the disclosure on page 75 of Draft Amendment No. 2.

We note that we did not extend the repayment schedule in the revised acknowledgement letter dated January 31, 2019, but instead included a definitive date as the final repayment date, with all other terms remaining unchanged. We decided not to charge interest on the amounts outstanding because at the time we were a private company controlled by the spouse of Ms. Zhao, Mr. Chi Tak Sze. Starting in August 2018, we ceased using Ms. Zhao’s individual bank account to collect referral fees. To remediate our lack of well-established internal control procedures regarding the review, authorization and approval of related party transactions, we plan to establish an independent audit committee and have in place a formal board approval process for any related party transaction prior to the effectiveness of our initial public offering. We are committed not to extend any personal loan to our related parties or use any individual bank account of our related parties for business purposes going forward.

While there were no penalties associated with Ms. Zhao for failing to pay all of the outstanding amounts due by May 15, 2019, we respectfully advise the Staff that as of May 8, 2019, Ms. Zhao has paid off all outstanding balance owed to the Company.

Exhibit Index, page II-5

8. We note your revised exhibit index in response to comment 30. Please also attach the acknowledgement letter executed by the wife of your controlling shareholder, Ms. Zhao, dated December 31, 2018.

In response to the Staff’s comments, we attached the acknowledgement letter executed by Ms. Zhao, dated December 31, 2018, as Exhibit 10.14 to Draft Amendment No. 2.

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In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Xiao Chen
Name:	Xiao Chen
Title:	Chief Financial Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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